April 10, 2013

VIA EDGAR

Perry Hindin, Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Re:         FirstCity Financial Corporation

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A

Filed on March 25, 2013

File No. 033-19694

Amendment No. 1 to Schedule 13E-3

Filed on March 25, 2013

File No. 005-40461

Dear Mr. Hindin:

On behalf of FirstCity Financial Corporation (the “Company”), Hotspurs Holdings LLC, Hotspurs Acquisition Corporation, The Värde Fund X (Master), L.P., The Värde Fund X (GP), L.P., The Värde Fund X GP, LLC, The Värde Fund VI-A, L.P., Värde Investment Partners, L.P., Värde Investment Partners (Offshore) Master, L.P., Värde Investment Partners G.P., LLC, Värde Partners, L.P., Värde Partners, Inc., George G. Hicks, Marcia L. Page and Gregory S. McMillan (collectively, the “Filing Persons”), we are writing to respond to the comments set forth in the comment letter of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated April 3, 2013 (the “Comment Letter”), relating to the Amendment No. 1 to Preliminary Proxy Statement, filed by the Company with the Commission on March 25, 2013 (File No. 033-19694) (the “Proxy Statement”) and the Amendment No. 1 to Schedule 13E-3, filed by the Filing Persons with the Commission on March 25, 2013 (File No. 005-40461) (the “Schedule 13E-3”).

In connection with this response to the Comment Letter, the Company is concurrently filing an Amendment No. 2 to the Proxy Statement (the “Amended Proxy Statement”) and the Filing Persons are filing an Amendment No. 2 to the Schedule 13E-3 (the “Schedule 13E-3 Amendment”).  Capitalized terms used but not otherwise defined in this letter shall have the meanings given to such terms in the Amended Proxy Statement.  References herein to page numbers of the Proxy Statement and Schedule 13E-3 refer to page numbers in the Amended Proxy Statement and Schedule 13E-3 Amendment being filed concurrently herewith. For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter.  We have recited the comments from the Staff in bold type and have followed each comment with the response to such comment.

Also enclosed, for the convenience of the Staff, are two copies of the Amended Proxy Statement and Schedule 13E-3 Amendment, each of which are marked to show changes from the relevant portions of the Proxy Statement and Schedule 13E-3.

Mr. Hindin

April 10, 2013

Preliminary Proxy Statement

Recommendation of the SRC and Board of Directors; Reasons for Recommending Approval of the Merger

Board of Directors, page 38

1.                                      Revise your disclosure to note that the premium paid, while within the assumed range, was less than the value of the comparable transactions identified by LMM and discussed on page 43.

Response:  The disclosure in the Amended Proxy Statement has been revised in response to the Staff’s comment.  Please see the disclosure in “Special Factors—Recommendation of the SRC and Board of Directors; Reasons for Recommending Approval of the Merger” on page 37 of the Amended Proxy Statement.

Opinion of the Company’s Financial Advisor, page 39

2.                                      On page 43, LMM’s analysis shows that in comparable all-cash transactions, the premium to the market price was approximately 29-33%.  Please revise this section to indicate the actual range in prices based upon the transactions considered and explain how LMM determined to expand the range to 20% from 40%.

Response:  The disclosure in the Amended Proxy Statement has been revised in response to the Staff’s comment.  Please see the disclosure in “Special Factors—Opinion of the Company’s Financial Advisor” on page 43 of the Amended Proxy Statement.

Position of Parent. . . as to the Fairness of the Merger, page 44

3.                                      We note your response to prior comment 15 and we reissue the comment with respect to clause (ii) of Instruction 2 to Item 1014 with respect to the position of Parent, Merger Subsidiary and the Varde Filing Persons.  We note that the proxy statement was revised to provide such disclosure with respect to the Company, but not these affiliates.  Please revise accordingly.

Response:  The disclosure in the Amended Proxy Statement has been revised in response to the Staff’s comment.  Please see the disclosure in “Special Factors—Position of Parent, Merger Subsidiary and the Värde Filing Persons as to the Fairness of the Merger” on page 49 of the Amended Proxy Statement.

Projected Financial Information, page 50

4.                                      In your response to prior comment 13, you indicate that the projections provided to Varde and other bidders in July 2012 were not meaningful to investors since they anticipated company performance in the event that its financing difficulties had been addressed.  We are not able to agree that these projections do not represent material non-public information provided to the buyer.  The projections predict the potential profitability of FirstCity in the event that additional financing became available.  Consequently, please revise this section to summarize the “upside case” and to place the projections in context.  Alternatively, please supplement the existing narrative disclosure to disclose the “upside case” projections and to provide quantified disclosure of the differences between the “upside case” and the liquidation value projections.

Response:  The disclosure in the Amended Proxy Statement has been revised in response to the Staff’s comment.  Please see the disclosure in “Special Factors—Projected Financial Information” on pages 50 through 54 of the Amended Proxy Statement.

Mr. Hindin

April 10, 2013

In connection with the Amended Proxy Statement, Schedule 13E-3 Amendment and the Comment Letter, the Filing Persons acknowledge in a separate letter attached hereto that:

•                  the Filing Person is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Filing Person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any members of the Staff have any questions or comments concerning the enclosed materials, please contact the undersigned at (817) 347-6605.

Very truly yours,

/s/ Brian D. Barnard
Brian D. Barnard
(817) 347-6605
Brian.barnard@haynesboone.com

cc:                                James T. Sartain

Mark B. Horrell

W. Scott Wallace

Andrew J. Noreuil